June 2, 2021

VIA EDGAR TRANSMISSION

Timothy S. Levenberg

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FinTech Acquisition Corp. VI

Amendment No. 1 to Registration Statement on Form S-1

Filed March 26, 2021

File No. 333-253422

Dear Mr. Levenberg:

On behalf of FinTech Acquisition Corp. VI, a Delaware corporation (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 8, 2021 relating to Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission on March 26, 2021. We are concurrently filing via EDGAR Amendment No. 2 to the Form S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment filed concurrently herewith.

Amendment No. 1 to Registration Statement on Form S-1

Principal Stockholders, page 111

1.	In your subsequent amendment, please update the information in the principal stockholders table. Also tell us whether there is a familial relationship between Ms. Betsy Z. Cohen and Mr. Daniel G. Cohen, your chairman of the board of directors.

The Company acknowledges the Staff’s comment and supplementally informs the Staff that Mr. Cohen is the son of Ms. Cohen, which was previously disclosed on page 103 of the Form S-1. In order to enhance the existing disclosure, the Company has added further disclosure of this familial relationship on pages 96 and 114 of the Amendment. With respect to the principal stockholders table, the Company supplementally informs the Staff that it does not believe its current disclosure requires updating. FinTech Investor Holdings VI, LLC is currently the Company’s only stockholder, which is reflected on the principal stockholders table. In addition, as described in footnotes 3 and 4 to the principal stockholders table, none of the Company’s officers or directors has voting or investment power over the securities currently held by FinTech Investor Holdings VI, LLC and therefore none of them is required to report beneficial ownership over any of the subject securities.

Exclusive forum for certain lawsuits, page 127

2.	You suggest here and in the related risk factor at page 53 that “the federal district courts … shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933…” However, in the amended charter which you have filed as exhibit 3.2(b), Article XII provides in part that with respect to “any action arising under the federal securities laws,” rather than the federal district courts, “the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction.” Please revise to reconcile your disclosures with the text of the amended charter, or advise.

The Company acknowledges the Staff’s comment and has revised Section 12.01 of its amended charter in response to the Staff’s comment and has filed a revised draft of the amended charter as exhibit 3.1(c) to the Amendment. The Company has also revised the disclosure on pages 54 and 132 of the Amendment in response to the Staff’s comment.

General

3.	Based on public filings, it appears that Mr. Daniel G. Cohen, your chairman of the board of directors, will also serve as the chairman of the board of directors for FTAC Zeus Acquisition Corp. Please revise to update your disclosures to fully describe management’s experience and any related conflicts of interest, as appropriate, or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 6, 44, 75, 76, 96, 104, 105 and 117 of the Amendment in response to the Staff’s comment.

*   *   *   *   *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Daniel G. Cohen
Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp. VI

cc:	Mark Rosenstein, Esquire

Derick Kauffman, Esquire

 Ledgewood, PC

Diane Fritz

Ethan Horowitz

Loan Lauren Nguyen

U.S. Securities and Exchange Commission

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